UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                          DigitalFX International, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   25389E 10 7
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                                 (CUSIP Number)

                                  David Weiner
                     3940 Laurel Canyon Boulevard, Suite 327
                          Studio City, California 91604
                                 (310) 402-6269
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 5, 2006
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                  (Page 1 of 5)

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*        The  remainder  of this cover page shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  25389E 10 7                                         PAGE 2 OF 5 PAGES
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1        NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DAVID WEINER
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                        (b) |X|
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3        SEC USE ONLY

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4        SOURCE OF FUNDS*

         OO
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5        CHECK BOX OF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  |_|

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
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       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   0
                        -------- -----------------------------------------------
     BENEFICIALLY          8     SHARED VOTING POWER

     OWNED BY EACH               1,043,121
                        -------- -----------------------------------------------
      REPORTING            9     SOLE DISPOSITIVE POWER

     PERSON WITH                 0
                        -------- -----------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 1,043,121
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,043,121
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12       CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             |_|
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.7%

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14       TYPE OF REPORTING PERSON*

         IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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


         This Schedule 13D/A ("Schedule 13D/A") amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on June 27, 2006 ("Schedule 13D").

ITEM 1.  SECURITY AND ISSUER.

         Item 1 of Schedule 13D is supplemented and amended by the information below.

         This Schedule 13D (this "Schedule 13D") relates to the common stock, par value $.001 per share (the "Common Stock"), of DigitalFX International, Inc. (formerly Qorus.com, Inc.), a Florida corporation (the "Company"), which has its principal executive offices at 3035 East Patrick Lane, Suite 9, Las Vegas, Nevada 89120.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of Schedule 13D is supplemented and amended by the information below.

         The closing (the "Closing") of the transactions contemplated by that certain Exchange Agreement dated May 23, 2006 ("Exchange Agreement"), by and among the Company, VMdirect, the Reporting Person, and the other signatories to the Exchange Agreement, occurred on June 15, 2006. At the Closing, pursuant to the terms of the Exchange Agreement, the Company acquired all of the outstanding membership interests of VMdirect (the "Interests") from the Reporting Person and the other members of VMdirect (collectively the "Members"), and the Members contributed all of their Interests to the Company. In exchange, the Company issued to the Members 1,014,589 shares of Series A Convertible Preferred Stock, par value $0.01 per share, of the Company ("Preferred Shares"), which are convertible into 1,057,547,456 shares of Common Stock ("Conversion Shares").

         Each Preferred Share is convertible into 1,042.340735 shares of Common Stock (the "Conversion Rate"). The Preferred Shares will immediately and automatically be converted into shares of Common Stock (the "Mandatory
Conversion") upon the approval by a majority of the Company's shareholders (voting together on an as-converted-to-Common-Stock basis), following the Closing, of an increase in the number of authorized shares of Common Stock from 50,000,000 to 100,000,000, and a 1 for 50 reverse stock split of the outstanding Common Stock ("Reverse Split"). The Conversion Rate will be adjusted downward to account for the Reverse Split.

         The beneficial ownership of Common Stock reported in this Schedule 13D/A by the Reporting Person is based on the Reporting Person's ownership of Common Stock issued upon the automatic conversion on August 1, 2006, of the Series A Convertible Preferred Stock, adjusted for the Reverse Split, and Common Stock purchase warrants, and assumes a total of 22,115,377 shares of Common Stock outstanding as of October 5, 2006, on a post-Reverse Split basis.

         The Reporting person sold an aggregate of 119,512 shares of Common Stock in a private transaction occurring on October 5, 2006 in reliance upon the exemption provided by Section 4(1) of the Securities Act of 1933, as amended.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of Schedule 13D is supplemented and amended by the information below.

         Reference  is made to the  disclosure  set forth  under  Item 3 of this
Schedule 13D/A, which disclosure is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of Schedule 13D is supplemented and amended by the information below.

         Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

         As of October 5, 2006, the Reporting Person, as the President of Woodman Management Corporation, can be deemed to beneficially own 1,403,121 shares of Common Stock based on Woodman Management Corporation's beneficial ownership of 800,000 shares of Common Stock and immediately exercisable warrants to purchase 243,121 shares of Common Stock. Assuming a total of 22,115,377 shares of the Company's common stock outstanding as of October 5, 2006, the shares of Common Stock beneficially owned by Woodman Management Corporation constitute approximately 4.7% of the shares of Common Stock issued and outstanding.

         The Reporting Person shares, with Woodman Management Corporation, the power to vote and dispose of the shares of the Company's common stock held by Woodman Management Corporation. The information that would be required by Item 2 of this Schedule 13D for Woodman Management Corporation is as follows:

(a) Name:                  Woodman  Management  Corporation
(b) Business  Address:     3940 Laurel Canyon Boulevard, Suite 327
                           Studio City, California 91604
(c) Occupation:            Investor
(d) Conviction:            N/A
(e) Civil  Proceedings:    N/A
(f) Citizenship:           California

         Transactions by the Reporting Person in the Company's common stock effected in the past 60 days are described in Item 3 above.

         On October 5, 2006, the Reporting Person ceased to be the beneficial owner of more than five percent of the shares of Common Stock issued and outstanding.


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


                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.


Dated: October 17, 2006           /s/ David Weiner
                                  --------------------------------------------
                                  David Weiner



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